CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

March 30, 2010

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	CACI International Inc
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 26, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
Filed February 2, 2010
File No. 001-31400

Dear Mr. Krikorian:

We have received your letter dated February 26, 2010 setting forth comments of the Staff relating to the Form 10-K and the Form 10-Q of CACI International Inc (“CACI” or the “Company”) referenced above. CACI’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter in bold and have provided CACI’s responses immediately following each numbered comment.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	We note your discussion of industry trends on page 8 of your annual report and during your earnings calls. Please tell us how you considered expanding your discussion and analysis overview to include a detailed discussion of known trends, demands, commitments, events and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350. In this regard, also tell us how you considered comment 1 of our letter dated February 27, 2008 (and your response thereto), in preparing your current disclosure. Please note that this comment also applies to your filings on Form 10-Q.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Response

As noted in our response to comment 1 of your letter dated February 27, 2008, we agreed that additional disclosure would be informative and would enhance our overall disclosures. Beginning with our Form 10-Q for the quarter ended March 31, 2008, we included the following language provided in our response to that letter:

In the near term, we face some uncertainties due to the current business environment. We have experienced an increasing trend in the number and duration of protests of major contract awards. In addition, many of our federal government contracts require us to have security clearances and employ personnel with specific levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain and competition for skilled personnel in the information technology services industry is intense. In addition, a shift of expenditures away from programs that we support could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or to decide not to exercise options to renew contracts. Among the factors that could affect our federal government contracting business are the increasing demand and priority of funding for combat operations in Iraq and Afghanistan, an increase in set-asides for small businesses, and budgetary priorities limiting or delaying federal government spending generally.

The language continues to be true and applicable and similar language was therefore included in the Form 10-K for the year ended June 30, 2009 and the Form 10-Q for the quarterly period ended December 31, 2009. In addition, beginning with the Form 10-Q for the quarterly period ended September 30, 2008, in recognition of the global economic situation, the following additional language was included describing the impact of current global economic conditions on our results:

Our operations may also be affected by local, national and worldwide economic conditions. The consequences of a prolonged recession may include a lower level of government spending. Instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital. We are already experiencing the impact of current economic conditions on our operations in the United Kingdom (UK). Our UK business is centered on providing marketing solutions to commercial customers who have been particularly impacted by the global economic slow down. In addition, our income tax expense for the three months ended September 30, 2008 was adversely impacted by non-deductible losses on assets invested in corporate-owned life insurance policies and may be impacted to a greater extent if the losses exceed our estimates.

Due to continued uncertainty, this additional language continues to be true and applicable and similar language is also included in the Form 10-K and Form 10-Q under review.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Our Form 10-K also includes a more detailed discussion of trends we believe will specifically impact the federal government’s future spending on the information technology services and solutions we provide. This discussion is updated each year by CACI personnel responsible for tracking and analyzing the federal government’s anticipated procurements. For example, the Form 10-K for the year ended June 30, 2009 included our analysis of the impact of the 2008 presidential elections on our business as well as the impact of anticipated government acquisition reforms.

Critical Accounting Policies

Goodwill Valuation, page 33

2.	We note your critical accounting policy and footnote disclosures regarding goodwill impairment testing. Tell us your consideration of providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe an additional discussion would enhance your disclosures:

•

Disclose the reporting units used in your analysis; indicate how the reporting units are identified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;

•

Discuss the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;

•

For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value; and

•	Explain further how your analysis considered the various industry trends disclosed on page 8 and the risk factors beginning on page 12 of the filing.

Response

We believe that the disclosure provided in our Annual Report on Form 10-K for the year ended June 30, 2009 complied with the reporting requirements, but we agree that additional disclosures could be valuable to the readers of our financial statements. Beginning with our Form 10-K for the year ending June 30, 2010, and assuming our annual evaluation provides results consistent with prior years, we will modify the current third paragraph of our Critical Accounting Policy for Goodwill Valuation to read substantially as follows:

We have two reporting units – domestic operations and international operations. Our reporting units are the same as our operating segments. Approximately 95% of our goodwill is attributable to our domestic operations. We estimate the fair value of our reporting units using both an income approach and a market approach. The valuation process considers our estimates of the future operating performance of each reporting

Mr. Stephen Krikorian

United States Securities and Exchange Commission

unit. Companies in similar industries are researched and analyzed and we consider the domestic and international economic and financial market conditions, both in general and specific to the industry in which we operate, prevailing as of the valuation date. The income approach utilizes discounted cash flows. We calculate a weighted average cost of capital for each reporting unit in order to estimate the discounted cash flows. We perform our annual testing for impairment of goodwill and other intangible assets as of June 30 of each year. The fair value of each of our reporting units as of June 30, 2010 exceeded its carrying value by more than 50%.

We will make consistent modifications to our Significant Accounting Policies footnote.

Liquidity and Capital Resources, page 37

3.	Although you discuss the financial covenants in your credit facility on page 38, please tell us what consideration you gave to including a more detailed discussion of the financial covenants and their impact on your liquidity and capital resources. Please note that this comment also applies to your filings on Form 10-Q.

Response

Since the inception of the Credit Facility containing the above referenced financial covenants, we have never been in danger of violating any of the financial covenants and do not foresee any violation at any time prior to the May 2011 expiration of the Credit Facility. While we believe the disclosure provided is accurate and not misleading, we could provide additional information that readers of our financial statements may find useful. Beginning with our Form 10-Q for the quarterly period ending March 31, 2010, we will revise the financial covenant disclosures to add substantially the following language, and will update this language in future filings as appropriate:

The Credit Agreement dated as of May 3, 2004, as amended, governing our Credit Facility provides the remedies available to the lenders in the event of an uncured violation of any of the financial covenants. Such remedies may include the termination of the Credit Facility and the demand for payment of all outstanding amounts due thereunder. Since the inception of the Credit Facility, we have always been in compliance with all of the financial covenants and expect to remain in compliance through the May 2011 expiration of the Credit Facility.

Contractual Obligations, page 41

4.	Tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations. Refer to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Response

Our current FIN 48 reserve relates to matters for which we feel we have substantial authority to take a tax return position but for which we feel may be challenged upon audit. No audits of such matters are pending at this time. Assuming this continues to be the case, beginning with our Form 10-K for the year ending June 30, 2010, we will add a footnote to our contractual obligations table consistent with View C of Question 1 of Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007, which will read substantially as follows:

The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing and amount of cash out flows from future tax settlements cannot be determined. See Note      to the Company’s consolidated financial statements for additional information regarding taxes and related matters.

Please note that the biggest component of our FIN 48 reserve as of June 30, 2009 was $6.7 million related to a deduction we claimed associated with certain stock sales by an officer of the Company. While we believed the deduction to be appropriate, the Internal Revenue Service upon audit of our prior year returns in which we claimed the deductions indicated an intention to disallow the deduction. Accordingly, we recorded a FIN 48 reserve with an offset recorded as a reduction in additional paid-in capital. Since the filing of our Form 10-K for the year ended June 30, 2009, the IRS has accepted our position and we reversed this reserve with an offset to additional paid-in capital as of December 31, 2009.

Item 11. Executive Compensation, page 43 (Incorporated by Reference From Definitive Proxy Statement Filed October 7, 2009)

Compensation Discussion and Analysis, page 10

Analysis of the Company’s Executive Compensation Program, page 12

Base Salary Program, page 12

5.

We note your disclosure that in setting compensation for Mr. Mutryn, you considered his eligibility for a special acquisition incentive bonus plan, and that you decided to pay his base salary below the 50th percentile of the benchmark data. In your response letter, please provide a more detailed explanation of the reasons underlying the 7.4% increase in Mr. Mutryn’s base salary.

Response

The Company’s Compensation Committee determined that Mr. Mutryn’s base salary should be at the 25th percentile. Based on the benchmark data, a 7.4% increase was required to raise Mr. Mutryn’s base salary to this level.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Incentive Compensation Plan, page 13

6.	We note that you used “net after tax profitability” as your corporate performance metric. Please tell us how you used your audited financial statements to calculate net after tax profitability for determining incentive compensation for fiscal year 2009. See Instruction 5 to Item 402(b) of Regulation S-K.

Response

Net after tax profitability (“NATP”) used for determining payments under our Incentive Compensation Plan has historically been the same as our audited net income. The Company’s Compensation Committee and Chief Executive Officer have the ability to make adjustments for extraordinary items, but to date have never done so. We would propose that future Definitive Proxy Statements either include language indicating that for the current year, NATP was the same as the Company’s audited net income, or disclosing and reconciling any difference between NATP and audited net income, as applicable.

7.	We note that Messrs. Fairl, Fuerst, and Mutryn had individual performance objective elements of their incentive-based bonuses. We also note your statement that individual performance objectives for the named executive officers “may include, but are not limited to,” business retention, organic growth, margin improvement, regulatory/government compliance, and cost control initiatives. For Messrs. Fairl, Fuerst, and Mutryn, on an individualized basis, please provide us with an enhanced analytical discussion of: (i) the weighting of individual performance objectives and the corporate performance objective in determining incentive bonus payouts, (ii) the specific individual performance objectives used, (iii) how performance against individual performance objectives was judged, (iv) how each individual performed against the applicable individual performance objectives, and (v) how performance against individual performance objectives resulted in the amount of incentive-based bonuses actually awarded.

Response

The incentive programs established annually for each Named Executive Officer (NEO) are intended to include performance objectives specific to the aspects of the business over which he or she has the most direct influence, while also aligning performance to overall company goals.

For fiscal year 2009, Mr. Fairl’s specific objectives were in the areas of recompetes, achieving a certain level of new hires, achieving a target organic growth rate and improving the Company’s operating margin. Mr. Fuerst’s specific objectives were in the areas of recompetes and new hires. Mr. Mutryn’s specific objectives were in the areas of corporate development, corporate compliance and the Company’s capital structure. For each of the NEOs, each specific objective carried approximately equal weight.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Although objectives may be modified during the year to reflect changing business conditions, no changes were made to objectives for Messrs. Fairl, Fuerst, and Mutryn during fiscal year 2009.

Measurement of the performance objectives is calculated first by the executive’s direct supervisor. The Chief Executive Officer provides the final review on all ratings. In the case of Mr. Fuerst, Mr. Fairl performs the initial assessment as the direct supervisor, followed by CACI’s Chief Executive Officer, Mr. Cofoni. For Messrs. Fairl and Mutryn, Mr. Cofoni performs the assessment himself as the direct supervisor. The Compensation Committee of the Board reviews the quarterly and annual payment amounts for all NEOs at its quarterly meetings, but does not directly approve the ratings of performance objectives.

Where possible, achievement of performance objectives is measured through objective data. For performance objectives that do not have objective metrics, subjective measurement is used. It is possible for an individual rating to be above 100% if the performance exceeded the goal, but the overall rating for the measurement period cannot be greater than 100%.

When calculating cash incentive bonuses, the ratings from the objectives are a “gating factor” that is applied to the entire performance bonus. For example, if a NEO was due to receive a $10,000 cash incentive bonus based upon the Company’s performance against its established objectives and he received a 95% cumulative rating on his individual performance objectives, the NEO would receive $9,500, or 95% of $10,000. If none of the NEO’s individual performance objectives was met, the NEO would receive a score of 0% and he/she would not receive a cash incentive bonus for that measurement period, regardless of how the Company performed.

For each quarter during fiscal 2009 and for the full fiscal year, Messrs Fairl, Fuerst and Mutryn achieved ratings on their individual performance objectives of between 97% and 100%.

In future proxy statements, we intend to provide analysis similar to this when we believe it will enhance shareholder understanding of performance measurements and compensation incentives.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 4

8.	We note your use of the line-item description “net income before noncontrolling interest in earnings of joint venture” in your consolidated statements of operations. Please consider revising your description of this line-item to “net income.”

Mr. Stephen Krikorian

United States Securities and Exchange Commission

Response

While we realize that the standard calls for this line to be labeled “net income,” we believe this label could be potentially confusing to the readers of our financial statements and the participants in our earnings calls. Past practice has been to refer to “net income” as the income retained by or attributable to CACI. In addition, throughout our earnings calls and during discussions with analysts and investors, we may use the term “net income” to refer to net income attributable to CACI. Because of these reasons, we believe that labeling net income before and after the noncontrolling interest adjustment instead of using the “net income” caption mitigates potential confusion for our readers and other users of our financial statements. Accordingly, we propose no changes to our line-item descriptions.

Note 1. Basis of Presentation, page 8

9.	We note instances where you include the ASC topic or ASU reference as well as the corresponding title and number of the accounting standard as it was known prior to the adoption of the Codification. In future filings, please remove any references to the prior accounting standards.

Response

Beginning with our Form 10-Q for the quarterly period ending March 31, 2010, we will remove all references to the prior accounting standards.

Item 4. Controls and Procedures, page 35

10.	We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Please confirm, if true, that your principal executive and principal financial officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In future filings, you may conclude that your disclosure controls and procedures are effective or ineffective by including the entire definition of disclosure controls and procedures, or by referencing Rule 13a-15(e) without including any part of the definition. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2009.

Response

Our response to comment 10 is provided under comment 11 below.

Mr. Stephen Krikorian

United States Securities and Exchange Commission

11.	We note your statement that “there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to appropriate levels of management.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of SEC Release No. 33-8238. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2009.

Response

We confirm that our principal executive and principal financial officers concluded as of September 30, 2009 and December 31, 2009 that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we filed or submitted under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Below is Item 4, Controls and Procedures, as it appeared in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, marked to show how we would modify it in future filings to respond to comments 10 and 11. Assuming no changes to our conclusions, we will make these modifications to future filings beginning with our quarterly report for the period ending March 31, 2010.

As of the end of the three month period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitation, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be ~~no~~ only reasonable, and not absolute, assurance

Mr. Stephen Krikorian

United States Securities and Exchange Commission

that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to appropriate levels of management.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ~~are~~ effective at the reasonable assurance level as of                      3x, 20xx. ~~to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures~~.

The Company reports that no changes in its internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended                      3x, 20xx.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or need any additional information, please contact Tom Mutryn, CACI’s Executive Vice President and Chief Financial Officer, at 703-841-4488.

Sincerely,

/s/ Paul M. Cofoni

Paul M. Cofoni

Chief Executive Officer

Copy to:

Barbara Jacobs, Securities and Exchange Commission

Evan Jacobson, Securities and Exchange Commission

Morgan Youngwood, Securities and Exchange Commission

Thomas A. Mutryn, CACI Executive Vice President and Chief Financial Officer

Arnold Morse, CACI Senior Vice President and Chief Legal Officer